ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made as of this 11th of October, 2005 by and among Embassy Industries, Inc., a New York corporation with principal offices at 300 Smith Street, Farmingdale, New York 11735 (the “Seller” or “Embassy”), P&F Industries, Inc., a Delaware corporation with principal offices at 300 Smith Street, Farmingdale, New York 11735 (the “Parent”), Embassy Manufacturing, Inc., a Delaware corporation with principal offices at 260 North Elm Street, Westfield, MA 01085 (the “Purchaser”), and Mestek, Inc., a Pennsylvania corporation, with principal offices at 260 North Elm Street, Westfield, MA 01085 (the “Purchaser Parent”).

RECITALS

A.  Seller is the owner of certain assets including machinery, equipment, and other tangible personal property, inventory, accounts or notes receivable, intellectual property, rights under agreements, permits, goodwill and books, records, information and materials required or appropriate for the continued operation of that certain business as conducted by Seller as of and for the twenty-four (24) months prior to the Closing Date (as hereinafter defined) that designs, develops, engineers, manufactures, markets and sells hydronic baseboard radiation, commercial finned tube radiation, kick space hydronic heaters, in-floor radiant heating systems, ceiling radiant panels, unit heaters, fan coil units, convectors, cabinet unit heaters, gas-fired hot water and combination heaters and boilers, and related software, under the tradename “Embassy” and any and all other Embassy products (collectively, the “Products”) and the repair and service parts related thereto (the “Embassy Business”).

B.  Seller desires and intends to sell and transfer substantially all of the operating assets and certain liabilities of Seller associated with the Embassy Business to Purchaser at the price and on the terms and conditions hereinafter set forth and, pursuant to that certain Lease of even date among the Seller, the Purchaser (the “Lease”), Seller is contemporaneously herewith agreeing to lease to Purchaser the premises currently occupied by Seller (the “Premises”).

C.  The Purchaser Parent, who is the sole stockholder of the Purchaser, is executing and delivering this Agreement in order to induce (i) Seller to sell substantially all of the Seller’s assets associated with the Embassy Business pursuant to this Agreement, (ii) Seller and Parent to agree not to compete with the Purchaser as it operates the Embassy Business following the closing, as provided herein and (iii) Seller and Parent to execute and deliver this Agreement.

D.  The Parent, who is the sole stockholder of the Seller, is executing and delivering this Agreement in order to (i) induce Purchaser to purchase substantially all of the Seller’s operating assets associated with the Embassy Business pursuant to this Agreement and (ii) induce Purchaser and Purchaser Parent to execute and deliver this Agreement.

E.  Purchaser is hereby purchasing the above-mentioned assets and assuming certain liabilities, as specified herein, of Seller associated with the Embassy Business at the price and on the terms and conditions hereinafter set forth.

AGREEMENTS

NOW, THEREFORE, in consideration of the terms hereof, the parties hereto, intending to be legally bound hereby, agree as follows:

1.	Purchase and Sale of Assets.

1.1  The Assets. Effective as of the Closing Date (as hereinafter defined) and subject to the terms and provisions contained in this Agreement, Seller hereby sells, transfers, conveys, assigns and delivers the Assets (as hereinafter defined) at the Premises or such other location where any Asset exists as of the Closing Date to Purchaser, and Purchaser hereby purchases, acquires and accepts the Assets from Seller, free and clear of all Liens (as hereinafter defined), other than Permitted Liens (as hereinafter defined), except for the Excluded Assets (as hereinafter defined), Except for the Excluded Assets, the assets, rights, interests, properties and goodwill sold, transferred, conveyed, assigned and delivered by Seller to Purchaser hereunder (collectively, the “Assets”) consists of the Seller’s right, title and interest in and to the following:

1.1.1  Machinery & Equipment. All of the machinery, equipment, office and computer equipment, furniture, furnishings, fixtures, jigs, dies, tooling, patterns, tooling fixtures, trucks, motor vehicles and all other fixed tangible assets owned by Seller and used by Seller in the Embassy Business, including those identified in Schedule 1.1.1 attached hereto (the “Machinery & Equipment”), together with any rights of Seller to all warranties, and guaranties by, and rights, choses in action, and claims, known or unknown, matured or unmatured, accrued or contingent against third parties relating to any other Assets, including rights in and to insurance and indemnity claims of the Seller relating to any such other Assets, if any, and to the extent assignable, received from the manufacturers and sellers of such items;

1.1.2  Inventory. All inventory owned by Seller relating to the Embassy Business including raw materials, work-in-process, and finished goods (the “Inventory”);

1.1.3  Material Agreements. Subject to required consents by third parties, all right, title and interest of Seller in, to and under those certain executory contracts (including the right to the return of any and all deposits which Seller delivered to vendors), contract rights and agreements (including open purchase orders issued by Seller to vendors in the ordinary course of business as well as open purchase orders issued to Seller from customers) to provide equipment, repair parts and services to the customers of Seller, sales representative agreements, leases of real or personal property, licenses, service and maintenance agreements, and other agreements related to the ownership or operation of the Embassy Business, copies of which agreements have been made available to Purchaser, including, but not limited to, the agreements described on Schedule 1.1.3 attached hereto all of which shall be, except as otherwise disclosed on Schedule 1.1.3 and or Schedule 7.3, as of the Closing Date in full force and effect without any existing defaults (or events or conditions which, with notice or lapse of time or both, would constitute a default) thereunder (the “Material Agreements”), provided however, it is acknowledged and agreed among the parties hereto that, Schedule 1.1.3 shall not be required to include any agreements requiring payments of $25,000 or less to or from Seller (though such agreements are being assigned hereby, to the extent assignable);

1.1.4  Intellectual Property. All patents, patent applications, trademarks, trademark applications, service marks, tradenames, including the registered tradenames “Embassy”, “System 6”, “Panel Track”, “Hide-A-Vector”, “Embassy Systems”, “Red-E-Pak Baseboard”, “Liquipex” and “Hydropex” as identified in Schedule 1.1.4(a) as “Registered Intellectual Property” and “Falcon”, “Paladin”, “Curvant”, “Ambassador”, “Axia”, and “Platinum” as identified in Schedule 1.1.4(b) as “Unregistered Tradenames”, copyrights and copyright applications, and licenses with respect to any of the foregoing, and all inventions, inventor’s notes, discoveries, trade secrets, ideas, product designs, proprietary processes and formulae, improvements, engineering drawings, computer-assisted design and manufacturing data, bills of material, designs and specifications (including design choices), computer software and laboratory certifications, proprietary and trade rights and data, ideas and know-how, whether patentable or not, and all shop rights, manufacturing data, licenses, and other intellectual property of Seller, and all correspondence related thereto, that are used in connection with the Embassy Business, whether in written, graphic, or electromagnetic format along with all income, royalties, damages and payments for past, present or future infringement or misappropriation and the right to sue and recover for past infringement or misappropriation), and any and all corresponding rights (including applications for and licenses concerning any of the foregoing) (all of which are hereinafter collectively referred to as the “Intellectual Property”);

1.1.5  Receivables. All accounts or notes receivable (if any) of Seller as of the Closing Date (the “Receivables”);

1.1.6  [INTENTIONALLY OMITTED]

1.1.7  Permits. All of Seller’s right, title and interest in and to any and all permits, licenses, authorizations, certifications, consents, orders, registrations and approvals of any federal, state or local governmental entity or certifying or regulatory agency or authority required of Seller or otherwise necessary or advisable for the operation of the Embassy Business as set forth on Schedule 1.1.7 attached hereto (the “Permits”), to the extent the same are transferable or assignable to Purchaser;

1.1.8  Files and Records. All of Seller’s right, title and interest in or to the Files and Records (as hereinafter defined) as further provided herein.

1.1.9  Goodwill. The goodwill associated with the Embassy Business, including the telephone number 631-694-1800.

1.2   [INTENTIONALLY OMITTED]

1.3  Off-Site Assets. All tangible Assets held at any location other than the Premises at the Closing Date are described in Schedule 1.3 attached to this Agreement, which schedule includes a description of each of such assets, its type, the name and address of the vendor or customer holding such assets and, if such asset is held pursuant to an agreement, a copy or description of such agreement is attached as an exhibit to, or described on, such schedule.

2.  Excluded Assets. The assets excluded from this Agreement (the “Excluded Assets”) are set forth in Schedule 2.0 attached hereto. To the extent not excluded by being listed on Schedule 2.0 attached hereto, Seller’s right, title and interest in any asset owned by Seller and used in the operation of the Embassy Business shall be considered an Asset being conveyed to Purchaser by Seller.

3.  Purchase Price.

3.1  Purchase Price; Adjustment. The purchase price being paid simultaneously herewith by Purchaser to Seller under this Agreement for the Assets is Eight Million and 00/100 Dollars ($8,000,000.00), plus the Assumed Obligations, as hereinafter defined, which are being expressly assumed under section 5 of this Agreement (the “Purchase Price”), subject to the adjustment as set forth below.

3.2  [INTENTIONALLY OMITTED]

3.3  Reference Statement, Closing Statement; Inventory; Purchase Price Adjustment.

3.3.1
Reference Statement. Attached hereto as Exhibit 3.3.1 is a Reference Statement (the “Reference Statement”) consisting of certain itemized current assets and current liabilities as of March 31, 2005 which result in a net working capital amount of $3,144,002.82(the “Reference Net Working Capital Amount”), established for purposes of the Purchase Price Adjustment described in Section 3.3.4 below. Such items as are set forth in the Reference Statement have been determined in accordance with United States Generally Accepted Accounting Principles (“GAAP”) and the past practices of the Seller except as agreed upon by the Seller and the Purchaser as set forth on the Reference Statement.

3.3.2
Closing Statement. A statement (the “Closing Statement”) shall be prepared by Purchaser, consisting of the same item categories as are set forth in the Reference Statement, and reflecting all current assets of the Seller being transferred and of benefit to the Purchaser, and all current liabilities specifically being assumed by Purchaser (including those referenced in Section 10.5.4(a) below) or which are imposed upon the Purchaser, and based upon the results of the Inventory Count described in Section 3.3.3 below and the Files and Records of Seller as of the Closing Date. The Closing Statement will result in a net working capital amount (the “Closing Net Working Capital Amount”), established for purposes of the Purchase Price Adjustment described in Section 3.3.4 below. The items set forth in the Closing Statement shall be determined in accordance with GAAP and the past practices of the Seller. Purchaser shall deliver to Seller the Closing Statement not later than sixty (60) days after the date hereof. Any dispute between Purchaser and Seller with regard to the Closing Statement shall be resolved pursuant to the provisions of Section 3.4.

3.3.3	Inventory. As of the Closing Date, a physical count of the Inventory (the “Inventory Count”) was conducted by the employees of Seller in accordance with past practices of the Seller and mutually agreed upon procedures, subject to the supervision of Purchaser and its accountants. The Inventory as counted at the Closing Date shall be valued as soon as reasonably possible following the Closing Date as follows: raw materials and purchased components shall be valued individually at the lower of acquisition costs or market value in accordance with GAAP consistently applied. Acquisition costs shall be determined on an item-by-item basis by reference to the price most recently paid by Seller (i.e., first-in, first-out basis). Work-in-process, consisting of manufactured parts, sub-assemblies and equipment in the process of being assembled, and finished goods shall be valued at the sum of the value of the raw material and purchased components, the direct labor and the factory burden applicable to said items as further set forth herein: (i) raw materials and purchased components shall be valued at the lower of acquisition costs or market value in accordance with GAAP consistently applied, (ii) direct labor shall be valued at the year-to-date average actual rate per hour for direct labor employed by Seller, multiplied by verifiable time standards and (iii) burden shall determined by reference to a rate per hour of direct labor, reflecting actual expenses (both fixed and variable) of manufacturing overhead, excluding costs generally associated with engineering, sales, marketing, general and administrative expense and the like. The above inventory processes shall be conducted in accordance with Seller’s past practice so long as not inconsistent with GAAP and with appropriate reduction for all non-saleable, unusable, damaged, obsolete and slow-moving inventory items (i.e., inventory reserves). Notwithstanding the foregoing, and solely for the purposes of calculating the Inventory Valuation Reduction (defined below), all products in work-in-process will be increased by amounts required to deem them equivalent to their respective finished goods values, consistent with above, and to the extent that the gross value of finished goods and pro-forma work in process inventories, as of the Closing Date, are determined to have been, in the aggregate, of a value in excess of 75% of the average demonstrable recent selling prices actually invoiced by Seller to its customers within sixty (60) days prior to the Closing Date (or, if not available within such time frame, the last selling price actually invoiced by Seller to its customer), extended to reflect the number of items of Inventory being valued, such excess, further reduced by the amount of the Inventory “general” reserve recorded on the books up to a maximum of $35,000, shall constitute an “Inventory Valuation Reduction”. The amount of any such work in process or finished goods Inventory Valuation Reduction, however, shall not exceed $250,000 in the aggregate.

3.3.4
Purchase Price Adjustment. When the Closing Net Working Capital Amount is finally determined (including pursuant to Section 3.4, if applicable), the Purchase Price will be adjusted in the following manner:

(a) If the Closing Net Working Capital Amount is greater than the Reference Net Working Capital Amount, the Purchase Price will be increased, dollar for dollar, by an amount equal to such excess, and Purchaser shall, and Purchaser Parent shall cause Purchaser to, pay to Seller such excess amount in accordance with Section 3.5.

(b) If the Closing Net Working Capital Amount is less than the Reference Net Working Capital Amount, the Purchase Price will be decreased, dollar for dollar, by an amount equal to such difference, and Seller shall, and Parent shall cause Seller to, pay to Purchaser such amount in accordance with Section 3.5.

3.4  Disputes. (a) In the event that Seller disputes the Closing Statement in any respect, Seller shall so notify Purchaser within fifteen (15) days of its receipt of the Closing Statement (which notice shall specify in reasonable detail the disputed items). If the parties are unable to resolve such dispute within fifteen (15) days thereafter, the items that remain in dispute (the “Disputed Items”) shall be submitted to an independent accounting firm that is mutually acceptable to Purchaser and Seller (the “Independent Accountant”) for determination. In the event that the parties do not agree upon an Independent Accountant within fifteen (15) days of the date on which an Independent Accountant is initially proposed by one party to the other, the parties shall submit the matter to the American Arbitration Association for a determination of the Independent Accountant. In connection with its review, the Independent Accountant shall (i) have the right to undertake such procedures as it may deem appropriate and examine all work papers utilized in connection with the preparation of the Closing Statement, and (ii) only make a determination as to the Disputed Items. The decision of the Independent Accountant as to the Disputed Items shall be final, conclusive and binding upon the parties, without any right of further appeal (absent manifest error). The expense of (A) the Independent Accountant, and (B) the submission to the American Arbitration Association (as set forth in this paragraph) shall be (i) borne by Purchaser and Purchaser Parent, jointly and severally, on the one hand, and Seller, on the other hand, in proportion to the relative differences between (x) the final position of the parties prior to submission of the matter to the Independent Accountant and (y) the determination of the Independent Accountant.

(b)  Promptly following the delivery of the Closing Statement, each of Seller, the Purchaser, and Purchaser Parent shall make the Files and Records of the Embassy Business within their respective possession available to each other on reasonable notice during normal business hours in order for the parties to verify the calculations of the amounts set forth in the Closing Statement.

3.5  Payment of Purchase Price; Payment of Escrow Amounts. (a) The Purchase Price is being paid to Seller contemporaneously with the execution of delivery of this Agreement as follows:

(i)  Seven Million Two Hundred Thousand ($7,200,000.00) Dollars (the “Closing Payment”) is being paid by wire transfer to an account of Seller designated in writing by Seller;

(ii)  Eight Hundred Thousand ($800,000.00) Dollars (the “Escrow Payment”) is being paid by Purchaser to Greenberg, Traurig LLP (the “Escrow Agent”), to be held and disbursed pursuant to the terms of that certain escrow agreement of even date among Purchaser, Seller and the Escrow Agent (the “Escrow Agreement”); and

(iii)  an amount equal to the Assumed Obligations will be paid by Purchaser’s assumption thereof; and

(b) The amount payable pursuant to Section 3.3.4 (the “Adjustment Amount”) shall be payable within ten (10) days following the final determination of the amount thereof.

(c)  (i) In accordance with the provisions of Section 3.5 (b) of this Agreement, in the event that the Adjustment Amount is payable to Purchaser, then:

(A)  if such amount is equal to or less than the Adjustment Escrow (as hereinafter defined), the Adjustment Amount shall be paid by the Escrow Agent to Purchaser and the balance, if any, of the Adjustment Escrow shall be paid by the Escrow Agent to Seller simultaneously therewith; and

(B) if such amount is greater than the Adjustment Escrow, the Adjustment Escrow shall be paid by the Escrow Agent to Purchaser and the difference between the Adjustment Amount and the Adjustment Escrow shall be paid by Seller to Purchaser.

(ii) In accordance with the provisions of Section 3.5 (b) of this Agreement, in the event that the Adjustment Amount is payable to Seller, then the Adjustment Escrow shall be paid by the Escrow Agent to Seller and the Adjustment Amount shall be paid by Purchaser to Seller. For purposes of this Agreement, the term “Adjustment Escrow” shall mean a portion of the Escrow Fund, as such term is defined in the Escrow Agreement, in the amount of Four Hundred Thousand Dollars ($400,000).

(d)  (i) In the event that one or more Claims (as hereinafter defined) is made by Purchaser pursuant to Section 16 of this Agreement and notice of such Claim is received by Seller prior to the expiration of the period ending on the twenty (20) month anniversary of the Closing Date (the “Survival Period”) (an “Allowed Claim”):

(ii) To the extent that the aggregate amount of all such Allowed Claims (the “Aggregate Claim Amount”) is less than the amount of the Indemnification Escrow (as hereinafter defined), the Seller shall be entitled to receive from the Escrow Agent the difference between the Indemnification Escrow and the Aggregate Claim Amount upon the expiration of the Survival Period.

(iii) In the event that the amount of any Allowed Claim (a “Claim Amount”) is determined by the final, binding, non-appealable order of a court of competent jurisdiction (determined in accordance with the provisions of this Agreement) (an “Order”) to be due Purchaser, Purchaser shall be entitled to receive from the Escrow Agent such Claim Amount up to the amount of the Indemnification Escrow or the remaining balance thereof, if less. The balance, if any, of the Indemnification Escrow after the payment of amounts due Purchaser as contemplated by the immediately preceding sentence shall be payable by the Escrow Agent to Seller on the later of the expiration of the Survival Period or the day the last such payment is made to Purchaser.

(iv) If no Allowed Claim is made, the Indemnification Escrow shall be paid by the Escrow Agent to the Seller upon the expiration of the Survival Period. For purposes of this Agreement, the term “Indemnification Escrow” shall mean a portion of the Escrow Fund, as such term is defined in the Escrow Agreement, in the amount of Four Hundred Thousand Dollars ($400,000).

(e) Notwithstanding the foregoing, if, at the time the Escrow Agent is required to pay any amount to Seller pursuant to Section 3.5 (c) or 3.5 (d) hereof, there is a dispute with regard to the payment of the Adjustment Amount and/or any amount under Section 3.5 (d), no amounts shall be paid by the Escrow Agent to Seller or Purchaser, as the case may be, until there has been a resolution of the dispute and then only in a manner consistent with the resolution of the dispute. In such event, the Seller and Purchaser shall, and Purchaser Parent shall cause Purchaser to, deliver written instructions to the Escrow Agent authorizing the Escrow Agent to disburse the Escrow Fund or such portion thereof consistent with the resolution of such dispute.

(f) Each payment made pursuant to Section 3.5 (c) or 3.5 (d) shall include interest thereon as contemplated by the Escrow Agreement

4.  Allocation of Purchase Price. The Purchase Price shall be allocated among the Assets acquired hereunder in accordance with the Memorandum of Allocation executed and delivered by the Purchaser and the Seller contemporaneously with the execution and delivery of this Agreement (the “Memorandum of Allocation”) (and in a manner that is consistent with Section 1060 of the Internal Revenue Code of 1986, as amended) and shall be adjusted as required by the Purchase Price adjustment set forth in Section 3.3 hereof. It is agreed that the apportionments set forth in the Memorandum of Allocation have been arrived at by arm’s length negotiation and properly reflect the respective fair market values of the Assets. Seller and Purchaser each hereby covenants and agrees that it will not take a position on any tax return, before any governmental agency charged with the collection of any tax, or in any judicial proceeding that is in any way inconsistent with the terms of the Memorandum of Allocation. If any party receives notice that a taxing authority is challenging such allocation, the party receiving such notice shall promptly notify the other party, and the parties shall cooperate in good faith in responding to such challenge in order to preserve the effectiveness of such allocation. Notwithstanding any allocation by the parties, Purchaser has agreed to purchase and Seller has agreed to sell all of the Assets, and the allocation is not intended and shall not be deemed to constitute an agreement between the parties to transfer less than all of the Assets. Furthermore, such allocation has been made solely to ascribe fair value to the Assets and any benefits deriving therefrom shall not inure to any other third party.

5.  Assumption of Liabilities.

On and after the Closing Date, the Purchaser hereby assumes and agrees to (and the Purchaser Parent shall cause Purchaser to) pay, perform, satisfy and discharge, as and when due, the following liabilities and obligations of Seller (collectively, the “Assumed Obligations”):

5.1  Assumed Liabilities. (a) Those accounts payable, customer deposits, open customer and vendor purchase orders, other contractual liabilities and obligations together with commissions payable, all incurred by Seller in the ordinary course of the conduct of the Embassy Business, and (b) any and/or all other liabilities and obligations of Seller as specifically set forth in Schedule 5.1(b) attached hereto.

5.2  Assumption of Material Agreements. The liabilities and obligations of the Seller with respect to and arising under the Material Agreements.

5.3  Employee Obligations. The Employee Obligations, as such term is hereinafter defined.

5.4  Liabilities After Closing. All liabilities and obligations arising in connection with the Embassy Business and/or the Assets on or after the Closing Date as a result of the operation of the Embassy Business or use or ownership of the Assets on and/or after such date.

5.5  Warranty. All warranty obligations with respect to products (including Products) manufactured by or on behalf of Purchaser and/or on account of the Embassy Business on and after the Closing Date and/or related to any Products regardless of when manufactured if and to the extent such warranty obligations arise due to the negligence and/or willful misconduct of Purchaser.

5.6  Limits on Assumption. Except for the Assumed Obligations (including as set forth in Sections 5.1, 5.2, 5.3, 5.4, and 5.5), Purchaser shall not assume, and Seller shall retain and be responsible for, (a) any other liabilities, obligations and commitments of Seller, whether fixed or contingent, legal or equitable, mature or inchoate, written or oral, express or implied, known or unknown, including those for taxes, employment practices, employee benefits and pensions, collective bargaining matters, product warranties (whether express or implied) (subject to the Purchaser’s and Purchaser Parent’s obligations set forth in Section 10.5 hereof), products or professional liability, and, except as provided in the Lease, environmental, health and safety practices, all as related to, arising from or in connection with the Embassy Business arising from or relating to the Embassy Business prior to the Closing Date, (b) any liability related in whole or in part to the businesses of Seller or Parent other than the Embassy Business, (c) any liability arising from any default, breach, nonperformance, misfeasance, malfeasance, violation of Law, or nonfeasance by or on behalf of Seller or Parent, including any warranty claims or claims of breach or default under any assigned contract, (d) any liability for accounts or notes payable of the Embassy Business other than the Assumed Obligations, (e) any litigation in process or pending as of the Closing Date, or otherwise arising from or relating to activities of the Seller or Parent relating to the Embassy Business prior to the Closing Date, including litigation identified on Schedule 7.10, (f) any indebtedness, obligations, duties or other liabilities related to or arising in connection with the Excluded Assets, including all executory obligations under contracts included in the Excluded Assets, (g) any liability arising out of the actual or alleged tortious conduct of the Seller or Parent or any of their respective representatives, whether related to the Embassy Business or otherwise, (h) any and all liabilities, obligations or claims arising from or relating to Products manufactured and services performed prior to the Closing Date, and (i) those liabilities, obligations and commitments of Seller that arise after the Closing Date.

5.7  Assignment of Contracts and Rights. Notwithstanding anything in this Agreement, this Agreement shall not constitute an agreement to assign, an attempt to assign or, an assignment of, any particular Asset, including any claim, contract, license, lease, commitment, sales order, purchase order or any claim or right or any benefit arising thereunder or resulting therefrom if the assignment, attempt to assign or agreement to assign, would constitute a breach thereof or be unlawful or in any way adversely affect the rights of Purchaser or Seller thereunder. Until such consent is obtained, or if an assignment, attempt to assign or agreement to assign, would be ineffective or would affect the rights of Seller thereunder so that the Purchaser would not in fact receive all such rights, Purchaser and Seller will cooperate with each other in any arrangement reasonably designed to provide for Purchaser the benefits of, and to permit Purchaser to assume (and Purchaser hereby assumes and agrees to pay, perform and discharge, as and when due) all liabilities and obligations under and related to the particular Asset, including enforcement at the request and expense and for the benefit of Seller of any and all rights of Seller against a third party thereto arising out of the breach or cancellation thereof by such third party or otherwise. Any transfer or assignment to Purchaser by Seller of any Asset, property or property rights or any contract or agreement which shall require the consent or approval of any third party shall be made subject to such consent or approval being obtained.

6.	Covenant Against Competition; Non-solicitation.

6.1  Covenant Not to Compete. Subject to the substantial performance of each of the Purchaser and Purchaser Parent with its respective covenants and obligations hereunder and there having been no material breach of any representation or warranty by Purchaser or Purchaser Parent, Seller and Parent, including any other entity which at the time of a breach, if any, of this Section 6.1 is under the control of the Seller or Parent (collectively, “Seller’s Group”), respectively, covenant and agree that it shall not at any time within the two (2) year period commencing as of the Closing Date (a) compete, directly or indirectly, with Purchaser with respect to the Embassy Business in the design, development, engineering, manufacture, marketing and selling of the Products, whether for its own benefit or account, or on behalf of or in conjunction with any other person, firm, proprietorship, partnership, joint venture, limited liability company, corporation, or other business entity, (b) have any ownership interest in any firm, corporation, limited liability company, partnership, proprietorship or other business that engages with third parties in the activities now engaged in and in the territory served by the Embassy Business, to the extent and provided that Purchaser or any affiliate or any successor thereof remains engaged in the Embassy Business; provided, however, that Seller’s Group may own, directly or indirectly, solely as an investment, securities of any entity which are publicly traded if each member of Seller’s Group does not, directly or indirectly, own five percent (5%) or more of any class of securities of any such competitive entity, or (c) directly or indirectly solicit any present or past (last sale within two (2) years prior to the Closing Date) customer of the Embassy Business for themselves, or any other person, firm, corporation, limited liability company, partnership, proprietorship or other business entity, for the purpose of obtaining business in competition with the Embassy Business.

6.2  No Solicitation. Seller and Parent respectively covenant and agree that it (including any other entity which at the time of a breach, if any, of this Section 6.2 is under the control of the Seller or Parent) shall not at any time (a) during the two (2) year period commencing as of the Closing Date, solicit any Offered Non-Union Employee (as hereinafter defined) to discontinue his or her employment, if any, with the Purchaser, or (b) during the two (2) year period commencing as of the Closing Date, cause or entice any agent, representative, distributor or supplier employed or engaged in the Embassy Business to discontinue its relationship, if any, with the Purchaser.

6.3  Remedies. Without waiving the Purchaser’s rights to monetary damages, all parties to this Agreement acknowledge that the breach of the obligations contained in this Section 6 would result in substantial but indeterminable harm to Purchaser, that the restraints imposed are reasonable, that there is no adequate remedy at law for a breach of such obligations, and that therefore injunctive relief, specific performance or other equitable remedies are appropriate to enforce the obligations undertaken in this Section 6. In the event that a court finds that the term, territory, or scope of this Section 6 is too broad to be enforceable, Seller and Purchaser further agree that a reformation of the terms of this Section 6 is appropriate and should be undertaken by the court in order to protect the value of the Assets being conveyed pursuant to this Agreement, and to provide for the enforceability of the obligations contained in this Section 6 to the fullest extent allowed by law and equity.

7.	Representations and Warranties of Seller.

Seller represents and warrants to Purchaser as of the Closing Date as follows:

7.1  Corporate Existence. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Seller is in good standing and is qualified to transact business as a foreign corporation in all states in which the nature of the Embassy Business or the Assets requires it to be so qualified. Seller has full corporate power and authority to own, lease and operate its properties and carry on and conduct the Embassy Business as it is now being conducted. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent is in good standing and is qualified to transact business as a foreign corporation in the State of New York.

7.2  Due Authorization and Enforceability. Seller has full corporate power and authority to execute and deliver this Agreement and the Bill of Sale (as hereinafter defined), the Assignment and Assumption Agreement (as hereinafter defined), the Patent Assignment (as hereinafter defined), the Trademark Assignment (as hereinafter defined), the Lease and the Escrow Agreement, and the other documents, instruments and agreements to which it is a party and which are to be delivered to Purchaser upon the Closing Date pursuant to this Agreement (collectively, the “Related Agreements”), and to consummate the transactions contemplated hereby and thereby. Parent has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement and the Related Agreements to which it is a party by Seller, and the execution and delivery of this Agreement by Parent, and the consummation of the transactions contemplated hereby and thereby has been duly authorized by all necessary corporate actions of Seller and Parent, respectively, including votes of the directors and of the shareholder of Seller, and no other corporate action or proceeding on the part of Seller or Parent is necessary to authorize the execution and delivery of this Agreement or the Related Agreements, or the consummation by Seller or Parent (as the case may be) of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Seller and Parent, and this Agreement and the Related Agreements to which Seller is a party (when executed and delivered to Purchaser at the Closing Date) are or will be legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms. This Agreement (when executed and delivered to Purchaser at the Closing Date) will be the legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms.

7.3  No Conflicts. Except as set forth as Schedule 7.3 and/or Schedule 1.1.3 attached hereto: neither the execution and delivery of this Agreement or the Related Agreements, nor the consummation of the transactions contemplated hereby or thereby will (i)  conflict with or violate any provision of the Certificate or Articles of Incorporation, Bylaws or other charter documents of Seller or Parent, as applicable, (ii) conflict with or violate any law, rule, regulation, ordinance, order, writ, injunction, judgment or decree applicable to the Embassy Business or by which any of the Assets are bound or affected or (iii) conflict with or result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination or cancellation of, or accelerate the performance required by or maturity of, or result in the creation of any Lien (other than Permitted Liens), on any of the material Assets, pursuant to any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, permit, license, franchise, lease, contract or other instrument or obligation to which Seller or Parent is a party or by which any of the Assets are bound or affected, except, in the case of (i) (ii) and (iii) above, for such conflicts, violations, breaches, defaults, terminations, cancellations and accelerations which in the aggregate will not have a material adverse effect on the Assets or the Embassy Business.

7.4  Financial Statements. Attached hereto as Schedule 7.4 are the balance sheets of Seller as of December 31, 2003, December 31, 2004, and March 31, 2005 (the “Balance Sheet Date”), and the related statements of operations, for the respective fiscal years and interim period then ended (all of the foregoing referred to above in this Section 7.4 are herein collectively referred to as the “Seller Financial Statements”). The Seller’s balance sheet as of the Balance Sheet Date is sometimes referred to in this Agreement as the “Balance Sheet.” The Seller Financial Statements in all material respects fairly present the assets, liabilities and financial position of Seller as of the respective dates set forth therein and the results of operations of Seller for the respective periods set forth therein. The Seller Financial Statements have been prepared in each case in conformity with GAAP applied on a consistent basis throughout the periods involved.

7.5  No Material Adverse Change. Except as set forth on Schedule 7.5, since the Balance Sheet Date, there has been no material adverse change in the nature, business, operations, properties, assets, liabilities (actual or contingent), except for accounts payable and accrued expenses incurred in the ordinary course of business of the Embassy Business, or in the financial condition thereof, or in the manner of conducting the Embassy Business, or in the condition or position of the Embassy Business, other than changes in the ordinary course of business which in the aggregate are not material and adverse or which are adjusted for in accordance with Section 3 hereof. To the Seller’s Knowledge, except as set forth on Schedule 7.5, since the Balance Sheet Date, there has been no event or condition of any character which, either individually or in the aggregate, might reasonably be expected to affect in a material adverse manner the business, operations, properties, assets, liabilities, earnings or financial condition of Embassy Business or the Assets. Without limiting the generality of the foregoing, and since March 31, 2005, Seller has not, except in the ordinary course of business:

(1)	paid any dividend in respect of the Assets;

(2)	suffered any damage, destruction or loss of any Asset, whether or not covered by insurance, which exceeds $25,000;

(3)
sold, leased, transferred, assigned, distributed or otherwise disposed of any tangible Asset with a value in excess of $10,000, or any intangible Asset, except for the sale of finished goods or repair parts in the ordinary course of business and the replacement of certain Assets;

(4)
changed its payment practices relative to trade payables in such a manner that the average age of Seller’s trade payables outstanding at the Closing Date is inconsistent with Seller’s historical practice as reflected in the Seller Financial Statements; or

(5)	offered any cash discounts on trade receivables inconsistent with the Seller’s historical practices as reflected in the Seller Financial Statements.

7.6  All Necessary Assets. Except for the Excluded Assets, the Assets being sold, transferred, conveyed, assigned and delivered by Seller under this Agreement constitute all of the assets used by Seller in the conduct of the Embassy Business in all material respects.

7.7  Title to Assets. Seller warrants that it owns the Assets free and clear of all mortgages, pledges, liens, security interests, assignments, conditional sales agreements, encumbrances, claims or charges of any kind (“Liens”), except for Permitted Liens or Liens to be discharged at Closing. At the Closing Date, none of the Assets will be subject to any commitment or other arrangement for its sale or use by third parties except under Material Agreements disclosed in Schedule 1.1.3. For purposes of this Agreement, the term “Permitted Liens” means: (i)  Liens for Taxes not yet due and payable or being contested in good faith, an adverse outcome from which would not result in a material adverse effect on the Assets or the Embassy Business, and (ii) minor imperfections of title, none of which, individually or in the aggregate, materially detracts from the value of the affected properties in the manner such properties currently are being used, or materially impairs the operations of the Embassy Business or the Assets. Schedule 7.7 sets forth Liens to be discharged at Closing with respect to the Assets. For purposes of this Agreement, this representation and warranty does not apply to the Receivables or the Inventory, each of which being the subject of separate representations and warranties.

7.8  Machinery and Equipment; Condition of Assets. The Machinery & Equipment included in the Assets set forth in Schedule 1.1.1 are in good operating condition and repair, ordinary wear and tear excepted, and are reasonably satisfactory for the purposes for which the Assets are being used, and are capable of being used to carry on the Embassy Business consistent with past practice.

7.9  Compliance with Laws. To Seller’s Knowledge, the operation of the Embassy Business and the use of the Assets comply in all material respects with all applicable laws, ordinances, rules, decrees, orders and regulations, including federal and state and local environmental, health and safety laws, rules and regulations, and material laws related to employment practices and payroll, except where failure to comply with any of the foregoing in the aggregate would not have a material adverse effect on the Assets or the Embassy Business (collectively the “Laws”). To Seller’s Knowledge, Seller has obtained all necessary material Permits and has filed all required material notices with federal, state and local governmental bodies that are required by applicable Laws for the use of the Assets and in order to conduct Embassy Business as presently conducted, all of which are valid and effective as of the Closing Date, and all payments, fees and costs thereof have been paid in full to the Closing Date. Seller has not received written notice of any material violations of any Laws or any material covenants or material Contracts with respect to the Embassy Business or any of the Assets, and to Seller’s Knowledge, no such notice of violations is pending or has been threatened.

7.10  Absence of Litigation. Except as set forth on Schedule 7.10 attached hereto, there are no judgments or other judicial or administrative orders outstanding against Seller that if determined adversely to Seller would materially adversely impair the right or ability of Seller to carry on the Embassy Business as it is now conducted or would materially adversely affect the financial condition of Seller. Except as set forth on Schedule 7.10 attached hereto, there is no action, suit or proceeding at law or in equity or by or before any governmental or administrative instrumentality or other agency now pending or, to the Seller’s Knowledge, threatened against or affecting Seller or the Assets which, if adversely determined, would materially impair the right or ability of Seller to carry on the Embassy Business as it is now conducted or would materially adversely affect the financial condition of Seller.

7.11  Material Agreements. Schedule 1.1.3 is an accurate and complete list of all of Seller’s Material Agreements required to be listed thereon pursuant to this Agreement. Each of the Material Agreements is valid and effective in accordance with its terms. True and correct copies of the written Material Agreements have been furnished to Purchaser by Seller. Except as set forth on Schedule 7.11 attached hereto, at the Closing Date, all required consents to the assignment by Seller to Purchaser of Seller’s rights under the Material Agreements will have been obtained by Seller. To Seller’s Knowledge no party to any of the Material Agreements is in material default thereunder and no event has occurred, which with the passage of time or the giving of notice or both would constitute a material default under any of the Material Agreements.

7.12  Receivables. The Receivables being conveyed hereunder will, at the Closing Date, be owned by Seller. Seller shall guarantee the collectibility of the gross Receivables, as finally determined and set forth on the Closing Statement in accordance with the provisions of this Agreement, to the extent that, following reasonable collection efforts by or on behalf of Purchaser and Purchaser Parent (consistent with the past practices of Seller), the amount of uncollected gross Receivables six months following the Closing Date exceed an amount equal to 5.75% of the gross Receivables set forth on the Closing Statement, (it being understood that for purposes of determining the Closing Statement, a reserve equal to 5.75% of the gross Receivables will be utilized and Seller is guarantying collectibility of the Receivables to the extent uncollectible Receivables exceed such reserve).

7.13  Intellectual Property. Schedule 1.1.4(a) lists Registered Intellectual Property owned by Seller and material to the conduct of the Embassy Business as of the Closing Date. All of the Intellectual Property is owned or lawfully used by Seller in the conduct of the Embassy Business. To Seller’s Knowledge, none of the Intellectual Property has been held or stipulated to be invalid in any litigation which has been concluded to which Seller was a party, and to Seller’s Knowledge the validity of the Intellectual Property has not been questioned in any litigation currently pending or which has been threatened. Seller will have conveyed to Purchaser at the Closing Date all Intellectual Property used in and material to the Embassy Business (or Purchaser will have the right to use such Intellectual Property on similar terms and conditions). The Intellectual Property does not, to Seller’s Knowledge, infringe any patent, trademark, tradename, service mark, copyright or other rights owned by others, nor, during the three (3) year period ending as of the Closing Date, has Seller received any written notice of conflict thereof with the asserted rights of others. To Seller’s Knowledge, all registration and maintenance fees due and payable on or before the Closing Date with respect to any registered patent, trademark, service mark, or copyright has been or will be paid prior to the Closing Date. Each registered patent, trademark, service mark, or copyright set forth in Schedule 1.1.4 is valid and in full force and effect, and has not been allowed to lapse or expire by the failure of Seller to elect to continue the registration thereof or to pay any registration or maintenance fees with respect therewith.

7.14  Related Party Agreements. Except as set forth on Schedule 7.14 attached hereto, no affiliate, officer or director of Seller or Parent, nor any related person has, directly or indirectly, entered into any transaction with Seller relating to the Embassy Business during the three (3) year period ended as of the Closing Date, except on terms substantially similar to those that could be obtained with third-parties with respect to like transactions. For purposes of this Agreement, the term “related person” shall mean and include any person related to any officer or director of Seller or Parent by blood or by marriage, or any corporation, partnership, proprietorship, trust or other entity in which any officer or director of Seller or Parent (or any spouse, parent or grandparent or child or grandchild of the same) has more than a five percent (5%) legal or beneficial interest.

7.15  Inventory. Subject to the reserves set forth on the Closing Statement and net of any adjustments to the Purchase Price made by reason of valuation reductions in the Inventory pursuant to Section3.3.4 above, all Inventory of Seller relating to the Embassy Business including raw materials, work-in-process, and finished goods to be physically counted by the parties as of the Closing Date is commercially marketable and useful as of the Closing Date (with appropriate reduction for all non-saleable, unusable, damaged, obsolete and slow-moving inventory items) with Purchaser’s right to indemnification hereunder limited to $200,000. Seller makes no representation, however, as to the continuing marketability or utility of any item of Inventory as such may be affected by changing market conditions or product obsolescence occuring on or after the Closing Date.

7.16  Taxes. Except as set forth in Section 22.11, with respect to the Embassy Business and the Assets being conveyed under this Agreement, Seller has filed (or will file when required) all federal, state, county and local tax returns, including information returns, which it is required by law to file and has paid (or will pay when required) all income, payroll, withholding, gross receipts, excise, business and occupation, sales, use or other taxes, assessments and other governmental charges due in respect of such returns, except to the extent that any such taxes are being contested in good faith and as to which adequate reserves have been set aside. Since the Balance Sheet Date, Seller has not incurred any taxes other than taxes incurred in the ordinary course of business, and all such taxes are fully reserved against on the books of Seller. Seller is not delinquent in the payment of any amount of taxes, and there are no Liens for any taxes upon the Assets of Seller, except Liens for current taxes not yet due that are fully reserved for on the Seller Financial Statements. All taxes that Seller was or is required by law to withhold or collect, have been and are being withheld or collected by it and have been or are being held by it for such payment. All tax returns required to be filed by or on behalf of Seller have been prepared and filed in accordance with all applicable Laws or requirements. All such tax returns are complete and accurate in all material respects and disclose all taxes required to be paid for the periods covered thereby if required thereby if required thereby. No audit, action, suit, investigation, claim, assessment or examination with respect to taxes is now pending or currently in progress with respect to Seller and, to the Seller’s Knowledge, there is no basis therefor. Seller has not received from the Internal Revenue Service or from any other tax authority of any state, foreign, county, local, or other jurisdiction a notice of underpayment of taxes, a proposed assessment of taxes, a proposed adjustment to any tax return filed or other deficiency that has not been paid.

7.17  No Misrepresentation or Material Non-disclosures. To Seller’s Knowledge, neither this Agreement nor the Related Agreements, nor any other document, certificate or statement furnished to Purchaser in connection herewith contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading. There is no fact known to Seller which materially adversely affects or in the future may (so far as can now be reasonably expected) materially adversely affect the Embassy Business or the Assets which has not been set forth in this Agreement.

7.18  No Defective Products. The Products of the Embassy Business manufactured and sold by Seller prior to the Closing Date have, where necessary, been qualified under and comply in all material respects with the specifications and requirements of applicable rating and compliance agencies and safety standards and contain, to the Seller’s Knowledge, no defects that will result in damage or injury to person or property or in epidemic failure of the Products, except for warranty work performed in the ordinary course of business. Up to the Closing Date, Seller has conducted the Embassy Business in such a manner so that there have been no material breaches of Seller’s express warranty on the part of Seller with respect to the Products except for warranty work performed in the ordinary course of business.

7.19  Employment Activity. Seller is in compliance with all applicable material Laws respecting employment, employment practices, employment benefits, non-discrimination in employment, and conditions of employment and payment of wages, and is not engaged in any unfair labor practice. There is no employment discrimination or unfair labor practice charge or complaint against Seller pending before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other federal, state or local governmental agency arising out of Seller’s activities, and Seller has no Knowledge of any facts or information which would give rise thereto. There is no labor strike or labor disturbance pending, or to Seller’s Knowledge, threatened against Seller nor is any grievance currently being asserted; and Seller has not experienced within the last three (3) years a material work stoppage or other material labor difficulties.

7.20  Employee Benefit Plans

(a)  Set forth in Schedule 7.20(a) is a true and complete list of each “employee pension benefit plan” (as such term is defined in Section 3(2) of the Employee Retirement Income

Security Act of 1974, as amended and the regulations promulgated thereunder (“ERISA”)) maintained by Seller or an ERISA Affiliate (as defined in Section 7.20(e) below), or with respect to which Seller or an ERISA Affiliate is or will be required to make any payment, or which provides or will provide benefits to present or prior employees of Seller or an ERISA Affiliate due to such employment (the “Pension Plans”). Set forth in Schedule 7.20(a) is a true and complete list of each “employee welfare benefit plan” (as such term is defined in Section 3(1) of ERISA) maintained by Seller or an ERISA Affiliate, or with respect to which Seller is or will be required to make any payment, or which provides or will provide benefits to present or prior employees of Seller due to such employment (the “Welfare Plans”) (the Pension Plans and Welfare Plans together being the “ERISA Benefit Plans”). Except as set forth on Schedule 7.20(a), neither Seller nor any ERISA Affiliate (i) maintains or has maintained, or (ii) is or was required to make any payment with respect to, any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) ever subject to Section 302 of ERISA.

(b)  Other than those plans and programs listed in Schedule 7.20(a), Schedule 7.20(b) is a true and complete list of each of the following to which Seller is a party or with respect to which it is or will be required to make any payments (the “Non-ERISA Commitments”):

(i)  each retirement, savings, profit sharing, deferred compensation, severance, stock ownership, stock purchase, stock option, performance, bonus, incentive, vacation or holiday pay, hospitalization or other medical, disability, life or other insurance, or other welfare, benefit or fringe benefit plan, policy, trust, understanding or arrangement of any kind, whether written or oral; and

(ii)  each employee collective bargaining agreement and each agreement, understanding or arrangement of any kind, whether written or oral, with or for the benefit of any present or prior officer, director, employee or consultant (including each employment, compensation, deferred compensation, severance or consulting agreement or arrangement and any agreement or arrangement associated with a change in ownership of Seller). Seller has delivered to Purchaser correct and complete copies of (i) all written Non-ERISA Commitments and (ii) all insurance and annuity policies and contracts and other documents relevant to any Non-ERISA Commitment. Schedule 7.20(b) also contains a complete and accurate description of all oral Non-ERISA Commitments.

(c)  Seller has delivered to Purchaser with respect to each ERISA Benefit Plan correct and complete copies, where applicable, of (i) all plan documents and amendments thereto, trust agreements and amendments thereto and insurance and annuity contracts and policies, (ii) the current summary plan description, (iii) the Annual Reports (IRS Form 5500 series) and accompanying schedules, as filed, for the most recently completed three plan years for which such reports have been filed, (iv) the financial statements for the most recently completed three plan years for which such statements have been prepared, (v) the most recent determination letter issued by the Internal Revenue Service and the application submitted with respect to such letter and (vi) all correspondence with the Internal Revenue Service, Department of Labor and Pension Benefit Guaranty Corporation concerning any controversy with respect thereto.

(d)  Each Pension Plan which is intended to qualify under Section 401(a) of the Code is so qualified under the Code as amended to the date hereof and no circumstance exists which might cause such plan to cease being so qualified. With respect to each ERISA Benefit Plan, (i) there is no pending or, to the Seller’s Knowledge, threatened claim, (ii) all contributions and premiums due have been paid on or before the date required and are deductible by Seller, (iii) no “prohibited transaction” described in Section 406 of ERISA or Section 4975 of the Code has occurred, and (iv) Seller has no potential liability under ERISA or the Code. Each of the ERISA Benefit Plans (i) has been administered in accordance with its terms and (ii) complies in form, and has been administered in accordance, with the requirements of ERISA and, where applicable, the Code. No liability has been asserted (whether or not such liability is being litigated) against Seller or any affiliate of Seller in connection with any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), including but not limited to, any withdrawal liability (as described in Section 4201 of ERISA) with respect to any multiemployer plan (as defined in Section 3(37) of ERISA). There are no reserves, assets, surplus or prepaid premiums with respect to any Welfare Plan. Seller and each ERISA Affiliate have complied with the health care requirements of Part 6 of Title I of ERISA. Seller has no obligation to provide health or death benefits to its prior employees or any other person other than while an employee of Seller, except as specifically required by Part 6 of Title I of ERISA. The consummation of the transactions contemplated by this Agreement will not (i) entitle any individual to severance pay, or (ii) accelerate the time of payment, vesting or increase the amount of compensation due to any such individual. Seller has not taken any action or failed to take any action which will subject Seller or has subjected Seller to liability under the Worker Adjustment and Retraining Notification Act of 1988.

(e)  For purposes of the Agreement, “ERISA Affiliate” means (i) any corporation which at any time on or before the Closing Date is or was a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as Seller; (ii) any partnership, trade or business (whether or not incorporated) which at any time on or before the Closing Date is or was under common control (within meaning of Section 414(c) of the Code) with Seller; and (iii) any entity which at any time on or before the Closing Date is or was a member of the same affiliated service group (within the meaning of Section 414(m) of the Code) as either Seller, any corporation described in clause (i) or any partnership, trade or business described in clause (ii).

7.21  No Indebtedness. Except as set forth as required under GAAP to be set forth on the Balance Sheet, Seller does not have any outstanding Indebtedness to any person or entity, except for such Indebtedness as is set forth on Schedule 7.21 attached hereto. Prior to the Closing Date, the lenders of any such Indebtedness have consented to the transfer of the Assets to Purchaser hereunder free and clear of all Liens by delivery of fully executed termination statements on form UCC-3, and any other appropriate documents. For purposes of the Agreement, “Indebtedness” shall mean all items which in accordance with GAAP would be included in determining total liabilities secured by any Lien on property owned or acquired by Seller, whether or not such a liability shall have been assumed, liabilities in respect of all leases, whether capitalized or operating, and guarantees, indemnities, endorsements (other than for collection in the ordinary course of business) and other contingent obligations, whether secured or not in respect to the obligations of other persons or entities.

7.22  Environmental Matters. Except as set forth on Schedule 7.22:

To Seller’s Knowledge and based on reasonable inquiry, Seller has all Permits, if any, which are required as of the date of this Agreement and which will be required as of the Closing Date for the operation of the Embassy Business under the Resource Conservation and Recovery Act, 42 U.S.C. §6901, et seq., as amended (“RCRA”), the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601, et seq., as amended (“CERCLA”), the Clean Air Act, 42 U.S.C. §7401, et seq., as amended (“CAA”), the Clean Water Act, 33 U.S.C. §1251, et seq. (“CWA”), the Toxic Substance Control Act, 15 U.S.C. §2601, et seq. (“TSCA”), Hazardous Materials Transportation Act, 49 USC §1801 et seq. (“HMTA”) and any other applicable federal, state or local Laws relating to the physical or environmental condition of property and to the maintenance, record-keeping and disposition of any underground tanks or relating to emissions, discharges, releases or threatened releases, of pollutants, contaminants, petroleum oils, chemicals or industrial, hazardous or toxic materials or waste into the environment (including ambient water, surface water, groundwater, land surface or subsurface strata), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, petroleum oils, chemicals or industrial, hazardous or toxic substances, materials or waste, or any order, decree or judgment issued, entered, promulgated or approved thereunder (the “Environmental Laws”). With respect to the conduct of its business, its operations, its properties, and its use of owned and leased properties, to Seller’s Knowledge and based on reasonable inquiry, Seller is in compliance in all material respects with all terms and conditions of the required Permits necessary under the Environmental Laws, and, to Seller’s Knowledge and based on reasonable inquiry, is also in compliance in all material respects with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws as in effect on the date hereof. There is no pending civil or criminal litigation, notice of violation or administrative proceeding arising out of the business or activities of Seller or any affiliates, including any pending litigation, notice or proceeding, relating in any way to the Environmental Laws (including notices, demands, letters or claims under RCRA, CERCLA, CAA, CWA, TSCA, HMTA and similar foreign, state and local Laws). To the Seller’s Knowledge and based on reasonable inquiry, there is no threatened civil or criminal litigation, notice of violation or administrative action arising out of the business activities of Seller, including any threatened litigation, notice or proceeding relating in any way to the Environmental Laws. Seller is not aware of any past or present events, conditions, circumstances, practices, incidents or actions which may give rise to any legal liability, or otherwise form the basis of any claim, action, suit, proceeding, hearing or investigation against or involving Seller arising out of any violation or alleged violation of the Environmental Laws or any circumstances which could reasonably be expected to interfere with or prevent continued compliance with the Environmental Laws in effect on the date hereof or the Closing Date. To the Seller’s Knowledge and based on reasonable inquiry, no hazardous substances, pollutants, petroleum oils or fraction, contaminants or hazardous waste including asbestos, “PCB’s” and urea formaldehyde have been released, spilled or deposited in, at or on the Farmingdale, New York facilities of Seller.

7.23  Approvals and Consents. Except as set forth in the attached schedules, no consent, authorization or approval of, or waiver or exemption by, or filing with any other person or entity that has not been obtained is required in connection with the execution, delivery or performance of this Agreement by Seller or the consummation by Seller of the transactions contemplated hereby.

7.24  Insurance. Attached hereto as Schedule 7.24 is a complete and correct list of all material policies of insurance of which Seller is the owner, insured or beneficiary, or covering the Embassy Business or any of the Assets which are presently in effect. Such Schedule indicates for each policy the carrier, policy number or numbers, names of all insured parties thereunder (including the named insured and additional insured parties, if any), risks insured, the amounts of coverage, deductibles and retentions, if any and any pending claims thereunder. All premiums under such policies for periods up to the Closing Date hereof have been paid. No notice of cancellation or non-renewal with respect to, or disallowance of any material claim under, or material increase of the premium for any, such insurance policy has been received by Seller.

7.25  Other Intangibles. The engineering drawings, bills of material, manufacturing data and other intangibles conveyed to Purchaser as described in Section 1.1.7 of this Agreement are all of such items used in the Embassy Business that are in the possession of Seller. Seller has no Knowledge of and has received no written notice of terminations, cancellations or material limitations of, or material modifications in, the business relationship of Seller with any material customer or material supplier (who is customer or supplier of the Embassy Business as of the Closing Date).

7.26  Warranties. Set forth on Schedule 7.26 attached hereto are the express warranty terms and disclaimers for all forms of warranties given (or extended warranties sold) by Seller during the periods indicated on Schedule 7.26 prior to the Closing Date with respect to the Embassy Business for Product sold or services related thereto provided by Seller (“Warranty Policies”). Seller, in operating the Embassy Business, has not sold any parts or equipment or performed any services related thereto which fail to comply in any material respect with the Warranty Policies or with any warranties of Seller implied by operation of law applicable to such parts or equipment or services related thereto.

7.27  Compliance with Patriot Act. Neither the Parent nor the Seller (i) is or will become a Person whose property or interests in property are blocked pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) or (ii) knowingly engages in any dealings or transactions, or be otherwise knowingly associated, with any such person. Neither the Parent nor the Seller is in violation of the Uniting And Strengthening America By Providing Appropriate Tools Required To Intercept And Obstruct Terrorism (USA Patriot Act) Act of 2001.

8.	Representations and Warranties of Purchaser and Purchaser Parent

Purchaser and Purchase Parent, jointly and severally, represent and warrant to Seller as of the Closing Date as follows:

8.1  Corporate Existence. Purchaser is a corporation duly organized, validly and existing in good standing under the Laws of the State of Delaware. Purchaser has full power and authority to own its assets and to carry on its business as and where such business is now conducted. Purchaser Parent is a corporation duly organized, validly and existing in good standing under the Laws of the Commonwealth of Pennsylvania. Purchaser Parent has full power and authority to own its assets and to carry on its business as and where such business is now conducted. Purchaser is qualified to do business in the State of New York. Purchaser Parent is not required to be qualified to do business in the State of New York to enter into, or carry out the transactions contemplated by, this Agreement or the Related Agreements.

8.2  Due Authorization and Enforceability. Each of Purchaser and Purchaser Parent has full corporate power and authority to execute and deliver this Agreement and the Related Agreements to which each is a party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Related Agreements by Purchaser and/or Purchaser Parent, as the case may be, and the consummation of the transactions contemplated hereby and thereby, by each such party, have been duly authorized by all necessary corporate action of Purchaser and Purchaser Parent, respectively, including votes of the directors of Purchaser and Purchaser Parent, respectively, and no other action or proceeding on the part of Purchaser or Purchaser Parent is necessary to authorize the execution and delivery by Purchaser and/or Purchaser Parent of this Agreement or Related Agreements or the consummation by Purchaser and/or Purchaser Parent of the transactions contemplated hereby or thereby. This Agreement and the Related Agreements have been duly executed and delivered by Purchaser and/or Purchaser Parent, as the case may be, and this Agreement and the Related Agreements to which Purchaser and/or Purchaser Parent is a party are legal, valid and binding obligations of Purchaser and/or Purchaser Parent, as the case may be, enforceable against Purchaser and/or Purchaser Parent in accordance with their terms.

8.3  No Conflicts. Neither the execution and delivery of this Agreement or the Related Agreements, nor the consummation of the transactions contemplated hereby or thereby, will (i) conflict with or violate any provision of the Articles of Incorporation, Bylaws or other charter documents of Purchaser or Purchaser Parent, as the case may be, (ii) conflict with or violate any law, rule, regulation, ordinance, order, writ, injunction, judgment or decree applicable to Purchaser and/or Purchaser Parent or by which any of its respective properties or assets are bound or affected, or (iii) conflict with or result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination or cancellation of, or result in the creation of any Lien on any of its respective assets or properties pursuant to any of the terms, conditions, or provisions of, any note, bond, mortgage, indenture, permit, license, franchise agreement, lease, contract, or other instrument or obligation to which Purchaser and/or Purchaser Parent is a party or by which any of its respective properties or assets are bound or affected; except, in the case of (ii) and (iii) above, for such conflicts, violations, breaches, defaults, terminations, cancellations and accelerations which in the aggregate will not have a material adverse effect on the ability of Purchaser and/or Purchaser Parent to consummate the transactions contemplated by this Agreement and the Related Agreements to which it is a party.

9.  Access to Computer Network.

On and after the Closing Date and for so long as either Parent and/or Seller maintains an office at 300 Smith Street, Farmingdale, New York (the “Time Period”), Purchaser shall, and Purchaser Parent shall cause Purchaser to, provide Seller and Parent (free of charge) with (i) the use of the computer network being purchased by Purchaser hereunder, including all hardware, including all servers, printers, monitors, etc. and software, including all e-mail software, accounting software, office package software, web-browser software, word-processing software, virus protection software, anti-spam software, etc., (ii) maintenance of such network, and (iii) back-up of such network, all consistent with that enjoyed by Seller and Parent prior to the Closing Date. During the Time Period, without limiting the generality of the foregoing, all network administration shall be performed by, and the only person or entity other than Seller and/or Parent who shall have access to information of Seller and/or Parent, shall be a third-party network administrator selected jointly by Purchaser and Seller, the fees of which third-party network administrator shall be bourne equally by Purchaser and Seller. Upon expiration of the Time Period, Purchaser shall, and Purchaser Parent shall cause Purchaser to, cause the third-party network administrator to return all information of Seller and/or Parent to Seller and/or Parent, as the case maybe and delete same from all components of the aforementioned computer network; contemporaneously therewith Purchaser shall, and Purchaser Parent shall cause Purchaser to, and Purchaser Parent shall, certify in writing to each of Seller and Parent that neither Purchaser nor Purchaser Parent has any information of Seller and/or Parent, and has caused to be removed from such computer network and returned to Seller and/or Parent, as the case may be, all of Seller’s and/or Parent’s respective information.

10.	Covenants.

10.1  Files and Records. Within thirty (30) days following the execution and delivery of this Agreement, the Purchaser shall and the Purchaser Parent shall cause the Purchaser to, grant the Seller, upon the Seller’s reasonable request, access to the books, records and files of the Seller, of whatever nature and in whatever form, together with all similar and related items and documents, including the Files and Records and any original files and records copies of which constitute the Files and Records, to appropriately organize, pack, and ship, at the Seller’s expense, all such books, records, files and other items and documents of the Seller on any media (including paper and electronic media) to the Seller at such address as Seller may reasonably request (it being agreed that any address on Long Island is reasonable). At such time, the Seller shall provide the Purchaser, at the Purchaser’s request, one (1) copy of any original files and records which constitute the Files and Records that the Purchaser may desire. The cost of photocopying shall be shared equally by the Seller and the Purchaser. In the event the Purchaser desires additional copies of any such original files and records which constitute the Files and Records after the Seller has shipped them as provided herein, the Seller shall, at the Purchaser’s expense, provide such copies to the extent such Files and Records exist and are readily available. If the Purchaser has not previously obtained copies as provided herein, if at any time the Seller desires to dispose of the original files and records which constitute the Files and Records, which original files and records have been previously shipped as provided herein, it shall first give notice thereof to the Purchaser, which may obtain copies of the same at its expense. For purposes of this Agreement, “Files and Records” shall mean one copy of certain files and records whether in hard copy, computer or magnetic format, of the Seller exclusively relating to the Embassy Business (and not constituting an Excluded Asset), as specifically described on Schedule 10.1 attached hereto and made a part hereof.

10.2  Further Actions. Upon the terms and subject to the conditions hereof, each of the parties hereto agrees to use its best efforts or take or cause to be taken all action and to do or cause to be done all things necessary, proper and advisable to consummate the transactions contemplated by this Agreement, the Related Agreements and other documents necessary to close this transaction, and shall use its best efforts to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings. In addition, Seller covenants and agrees that it will take all actions and execute and deliver all documents, instruments, and agreements necessary to assist Purchaser in the removal of all Liens, assuming Purchaser has satisfied its obligations pursuant to its assumption of Seller’s liabilities as set forth in Section 5 of this Agreement.

10.3  Publicity; Confidentiality. None of the parties hereto will issue or make any report, statement or release pertaining to the matters contemplated by, or otherwise disclose any of the terms or existence of, or transactions contemplated by, this Agreement without the prior written consent of the Seller and Purchaser. Notwithstanding the foregoing, Seller and Purchaser may disclose the terms of this Agreement (i) to such of its officers, directors, employees and agents, including its counsel and accountants, who it determines have a need to know and (ii) as required by law and the rules and regulations of NASDAQ and any National Securities Exchange. Each party agrees that such party and its representatives at all times hereafter will hold in a fiduciary capacity and in strict confidence all information, data and documents received from the other parties (collectively, “Information”) and will not, without the consent of the disclosing party, use or disclose, directly or indirectly, the Information in any manner whatsoever, in whole or in part. Notwithstanding the foregoing, the obligations under this Section 10.3 to maintain such confidentiality shall not apply to any Information (a) that is in the public domain at the time furnished by the disclosing party, (b) that becomes in the public domain thereafter through any means other than as a result of any act of the receiving party or of its agents, officers, directors or shareholders which constitutes a breach of this Agreement, or (c) that is required by applicable law or the rules or regulations of NASDAQ or any National Securities Exchange to be disclosed.

10.4  Receipt of Funds. After the Closing Date, each of Purchaser and Seller shall segregate any monies or other amounts paid to either of them in respect of receivables or assets that belong to the other party, and each party shall promptly pay over and remit to the other party any such monies and amounts weekly after receipt thereof. Each of Purchaser and Seller shall take all reasonable actions, including the giving of timely notices to assure that the covenants set forth in this Section 10.4 are faithfully and timely fulfilled.

10.5  Employees and Employee Plans.

10.5.1  Continuation of Employment (Non-Union Employees). On and after the Closing Date, the Purchaser shall, and the Purchaser Parent shall cause Purchaser to, offer employment to each of the Seller’s employees identified on Schedule 10.5.1 attached hereto (the “Offered Non-Union Employees”) on terms and with compensation, employment terms and benefits similar to those the Offered Non-Union Employees enjoyed up to the Closing Date from the Seller (such terms, compensation and benefits, the “Similar Employment Terms”). The Purchaser shall, and the Purchaser Parent shall cause the Purchaser to, offer such employment to the Offered Non-Union Employees at the location where each such employee performed his or her respective duties for the Seller as of the Closing Date. The starting date of employment of each such employee who accepts employment with the Purchaser shall be the Closing Date. Nothing herein shall be deemed to prevent the Purchaser from terminating the employment of any Offered Non-Union Employee following the Closing Date or changing employment location, terms and benefits hereafter, nor shall anything herein require Purchaser to adopt or assume any existing benefit plan or employment agreement of Seller, except as otherwise expressly provided herein.

10.5.2  Continuation of Employment (Union Employees). On and after the Closing Date, the Purchaser shall, and the Purchaser Parent shall cause Purchaser to, offer employment to each of the Seller’s employees identified on Schedule 10.5.2 attached hereto and made a part hereof (the “Offered Union Employees”) at the same pay scale enjoyed by such Offered Union Employee up to the Closing Date pursuant to the CBA (as hereinafter defined). The Purchaser shall offer such employment to the Offered Union Employees at the location where each such employee performed his or her respective duties for the Seller as of the Closing Date. The starting date of employment of each such employee with the Purchaser shall be the Closing Date. Nothing herein shall be deemed to prevent the Purchaser from terminating the employment of any Offered Union Employee following the date of this Agreement or changing employment location, terms and benefits hereafter nor shall anything herein require Purchaser to adopt or assume any existing benefit plan or employment agreement of Seller, except as otherwise expressly provided herein, and specifically, Purchaser is not adopting or assuming that certain Collective Bargaining Agreement dated December 3, 2001 as extended and modified by Memorandum of Agreement dated January 18, 2005 (the “CBA”), by and between Seller and the UAW .

10.5.3  Certain Union Matters. (a) Following the Closing Date Purchaser shall, and the Purchaser Parent shall cause Purchaser to:

(i)  recognize the Local 365 of the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America and its successors and assigns (the “UAW”) as the collective bargaining agent with respect to all of Seller’s employees who are its bargaining unit employees;

(ii)  engage in collective bargaining with the UAW in compliance with the National Labor Relations Act, as amended (the “NLRA”);

(iii)  participate in any effects bargaining which Seller may be required by law to conduct with the UAW concerning the effects of the sale of assets which is the subject of this Agreement on the Union Employees, provided that Purchaser shall, and Purchaser Parent shall cause Purchaser to: (A) provide at least five (5) days’ prior written notice to Seller of any and all meetings, with respect to such effects bargaining, ensure that an executive officer of Seller is present at all meetings and has had a reasonable time and opportunity to comment on the proceedings, (B) furnish Seller with copies of all correspondence in any media received in connection with such effects bargaining, (C) not offer, accept or offer to accept any settlement, or commence any action, proceeding, litigation, arbitration, investigation, or the like or make or agree to make any payment or take any other action relative to such effects bargaining without the prior written consent of Seller, which shall not be unreasonably withheld (unless no Seller Reimbursement is requested by Purchaser from Seller). Seller shall not offer, accept or offer to accept any determination, settlement, assessment, judgment, decree or the like or commence any action, proceeding, litigation, arbitration, investigation, or the like or make or agree to make any payment or take any other action relative to such effects bargaining without the prior written consent of Purchaser, which shall not be unreasonably withheld (unless Seller does not seek any reimbursement therefor from Purchaser and agrees that such payment shall not count towards the Severance/Retention Bonus Benefits referred to in section 10.5.4(c) herein). For the purposes of this Agreement, the term “Effects Bargaining Payment” shall mean any and all payments actually made by Seller or Purchaser to or for the benefit of any Union Employee or the UAW directly on account of effects bargaining related to: (X) the sale of assets which is the subject of this Agreement, and/or (Y) the closing of the facility by Purchaser, and shall not include any other direct or indirect cost or expenses relative to this Agreement, including attorney’s fees and expenses, travel, lodging, meals, preparation and/or investigation costs and the like. Effects Bargaining Payments shall not include any assessment or payment of withdrawal liability to the Union Pension Plan as hereinafter defined.

(b)  Purchaser shall, and Purchaser Parent shall cause Purchaser to, pay all Effects Bargaining Payments as and when due as a result of any effects bargaining with respect to the Union Employees, subject to Seller paying the Seller Reimbursement, if any, as set forth in Section 10.5.4 below, and shall contemporaneously furnish Seller with written evidence of such payment reasonably acceptable to Seller.

10.5.4 Employee Obligations and Severance Benefits.

(a)  For purposes of this Agreement, the term “Embassy Employee” means each Offered Non-Union Employee and each Offered Union Employee. Except as set forth below, Seller shall be responsible for the payment of any liability or accrued liability due to any of Seller’s employees, arising and/or accruing during the period up to the Closing Date, including all wages, accrued vacation, accrued personal days, holidays (paid and unpaid), sick leave, the cost of payroll taxes, including FICA, Federal Unemployment Insurance, State Unemployment Insurance, Federal and State withholding, and the cost of health insurance, dental insurance, disability insurance, life insurance and the like (collectively “Pre-Closing Seller Employee Liabilities”). Notwithstanding the foregoing, to the extent listed and quantified on the Closing Statement as a current liability, the Purchaser shall pay, perform, satisfy and discharge, as and when due, and shall be responsible for such Pre-Closing Seller Employee Liabilities, and for Severance/Retention Bonus Benefit, as in Section 10.5.4 (c) below. All covenants and obligations of Purchaser contemplated by this Section 10.5, including the WARN Obligations, Health and Medical Coverage, Pre-Closing Seller Employee Liabilities, the Effects Bargaining Payment and the Severance/Retention Bonus Benefits are, collectively, the “Employee Obligations”. Purchaser agrees to provide each such Embassy Employee with the health and medical plan coverage, if any, required to be provided to such Embassy Employee by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“Health And Medical Coverage”).

(b)  The Purchaser shall have no liability or responsibility for any other obligations Seller may have to any of its employees, including payment or contribution to any retirement, money purchase, defined benefit, defined contribution or other pension plans of the Seller, or for any unpaid bonus arrangements or profit sharing plans provided by the Seller, unless and to the extent that such liability or amounts are listed as accrued liabilities on the Closing Statement.

(c)  Purchaser and Seller have agreed to a schedule of severance and retention bonus benefits (the “Severance/Retention Bonus Benefits”) with respect to the Offered Non-Union Employees (the “Offered Non-Union Employees Severance/Retention Schedule”) which is attached hereto as Schedule 10.5.4(c) and certain benefits relating to severance and retention bonuses are expected to be negotiated in the course of “effects bargaining” with the UAW with respect to the Offered Union Employees. With respect to each Offered Non-Union Employee, one third of the benefits set forth on the Offered Non-Union Employees Severance/Retention Schedule for such employee, if any, shall be deemed to be earned by such employee as of the Closing Date and shall be paid by Purchaser upon termination of such employee’s employment with Purchaser, unless, in the mutual opinion of both Seller and Purchaser, such employee is terminated by the Purchaser “for cause”. The remaining two thirds of such benefit will be contingent upon the Offered Non-Union Employee remaining as an employee of the Purchaser for the anticipated remaining period of employment as set forth on the Offered Non-Union Employees Severance/Retention Schedule, unless such employee continues beyond such period as a regular employee of the Purchaser and shall be paid at such time by the Purchaser. With respect to any severance payments made by the Purchaser to any Embassy Employee including payments made as a result of Effects Bargaining Payments, and any Severance/Retention Bonus Benefits, Purchaser shall be responsible for the first Two Hundred Fifty Thousand and 00/100 Dollars ($250,000) in aggregate Severance/Retention Bonus Benefits, with Seller contributing any reasonably required additional Severance/Retention Bonus Benefits, up to a maximum of an additional Two Hundred Thousand and 00/100 Dollar ($200,000). Upon determination of the amount of Severance/Retention Bonus Benefits, Purchaser with provide Seller with written notice of the amount of such Severance/Retention Bonus Benefits and how the determination was made, together with a request for payment of the Seller’s portion of such Severance/Retention Bonus Benefits, if any. The Seller shall within thirty (30) days following receipt of such notice reimburse (the “Seller Reimbursement”) Purchaser for any amounts so paid by Purchaser to the extent that such amounts exceed Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) and are less than Four Hundred Fifty Thousand and 00/100 Dollars ($450,000.00). Purchaser and Purchaser Parent, jointly and severally, shall be solely responsible for all Employee Payments to the extent that such payments are in the amount of Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) or less and to the extent that such payments are equal to or exceed Four Hundred Fifty Thousand and 00/100 Dollars ($450,000.00). For purposes of determining the Seller Reimbursement obligation, Seller is hereby deemed to have paid $37,500 against the $200,000 potentially owed, upon payment of that sum or more to Robert Ramestella, who is not an Offered Non-Union Employee, as severance. Seller will also be credited against the Seller Reimbursement obligation for any amount up to one third of an Offered Non-Union Employee Severance/Retention Bonus Benefit as shown on the Offered Non-Union Employees Severance/Retention Schedule if such payment is made to such an employee who is terminated for what both Seller and Purchaser agree is “for cause”, but, nonetheless, Seller elects to make such a payment to the employee.

10.5.5  Additional Responsibilities of the Purchaser. The Purchaser shall, and the Purchaser Parent shall cause Purchaser to, give credit to each Embassy Employee who is offered and accepts employment by the Purchaser on the date of this Agreement for all prior unbroken service periods worked for the Seller, as if during each such period such employee had worked for the Purchaser, with respect to the determination of vacation, sick time, personal days and severance to which such employee is entitled, if any. Notwithstanding anything to the contrary set forth herein or in any other agreement, instrument or document, the determination as to which of the Seller’s employees are offered employment by the Purchaser, will be made and has been made exclusively by the Purchaser.

10.5.6  Certain Plan Liability. Seller specifically acknowledges that it is responsible for any and all International Union, United Automobile, Aerospace and Agricultural Implement Workers of America pension plan (the “Union Pension Plan”) withdrawal or partial withdrawal or termination liability; however, if, and to the extent that such pension plan withdrawal or partial withdrawal or termination liability occurs or arises at any time following the Closing Date, and Seller makes a payment to the UAW pension plan (the “Pension Plan Payment”), Purchaser and Purchaser Parent hereby agree that upon written notification of such Pension Plan Payment, Purchaser will reimburse Seller for up to One Hundred Thousand and 00/100 Dollars ($100,000.00) on account of such Pension Plan Payment. Purchaser agrees to cooperate and take such action as may be reasonably requested by Seller in order to effect a termination or withdrawal under the Union Pension Plan as of the Closing Date.

10.5.7  WARN Act Obligations. Purchaser and Purchaser Parent, jointly and severally, shall be solely responsible for any and all liabilities and obligations, whether imposed on Purchaser or any other party hereto, arising under the Worker Adjustment and Retraining Notification Act and/or similar state and/or local Laws or requirements, in connection with or related to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby or referred to herein, including the termination of employment by Seller of any and all Embassy Employees (collectively, “WARN Obligations”).

10.5.8  Employee Records. The Seller has, and shall have, no obligation to the Purchaser to transfer to the Purchaser any Internal Revenue Service Forms W-4 and W-5.

10.5.9  Limitation on Authority. Notwithstanding anything contained in this agreement, neither Purchaser nor Purchaser Parent has, or shall have, any authority to bind Seller or Parent to any agreement or obligation to any third party.

10.6   [INTENTIONALLY OMITTED]

10.7  [INTENTIONALLY OMITTED]

10.8  [INTENTIONALLY OMITTED]

10.9  [INTENTIONALLY OMITTED]

10.10  [INTENTIONALLY OMITTED]

10.11  Warranty Obligations. Seller hereby acknowledges that Purchaser is not assuming any after sale and warranty obligations with respect to Products manufactured and sold by Seller prior to the Closing Date (the “Warranty Obligation”). Notwithstanding the previous sentence, Purchaser hereby agrees, and Purchaser Parent hereby agrees to cause Purchaser, to fulfill the Warranty Obligations in accordance with the Warranty Policies and Seller shall reimburse Purchaser, within thirty (30) business days following receipt of a written invoice from Purchaser, for any materials at cost and for labor at the rate of $30.00 per hour, which are incurred by Buyer in connection with such Warranty Obligations. Buyer shall perform all Warranty Obligations in accordance with generally accepted commercial warranty practice. Notwithstanding anything else stated in this Section 10.11, Seller shall only be required to reimburse Purchaser pursuant to this Section for Warranty Obligations not covered under third-party warranties, such as the Product manufacturer’s or supplier’s applicable warranty.

10.12  Closing of Seller’s Third Quarter. Purchaser shall, and Purchaser Parent shall cause Purchaser to, (i) grant to Seller and/or Parent, upon Seller’s and/or Parent’s reasonable request, access to all books, records, files and other information in Purchaser’s and/or Purchaser Parent’s possession which are in any way related to the Embassy Business and/or the Assets for purposes of preparing the Parent’s Form 10-Q for its fiscal 2005 third quarter (the “Third Quarter”) and (ii) prepare all schedules, financial statements, work papers and reports (and such documents shall be prepared consistently with the documents which have historically been prepared by Seller for the closing of its prior fiscal third quarter) required for the closing of Seller’s Third Quarter, and shall deliver such documents to Seller on or before October 17, 2005.

11.	Closing.

11.1  Closing. The closing of the transaction contemplated by this Agreement (the “Closing”) shall be held on the date hereof and shall be deemed to have occurred at the offices of Certilman Balin Adler & Hyman, LLP, or such other date and place as mutually agreed by the Purchaser and the Seller. To the extent permitted by law, the effective time of the Closing shall be 12:01 a.m.., Eastern Time, on the date of the Closing (the “Closing Date”).

11.2  Closing Events. At the Closing upon the Closing Date:

11.2.1  Seller is executing and delivering to Purchaser the Bill of Sale in the form attached hereto as Exhibit 1.2.1 (the “Bill of Sale”), the Patent Assignment in the form attached hereto as Exhibit 1.2.4 (the “Patent Assignment”), and the Trademark Assignment in the form attached hereto as Exhibit 1.2.5 (the “Trademark Assignment”).

11.2.2  Purchaser, Purchaser Parent and Seller are executing and delivering the Assignment and Assumption Agreement in the form attached hereto as Exhibit 1.2.3 (the “Assignment and Assumption”).

11.2.3  Purchaser, Purchaser Parent, Seller and Escrow Agent are executing and delivering the Escrow Agreement.

11.2.4  Purchaser, Purchaser Parent and Seller are executing and delivering the Lease.

11.2.5  Seller is providing to Purchaser a copy of any and all written consents obtained by Seller in connection with Purchaser’s assumption of the Material Agreements.

11.2.6  Seller is obtaining from its secured and judgment creditors and lenders and delivering to Purchaser such Lien releases, terminations and other documents necessary to assure Purchaser to its reasonable satisfaction that the Assets are being transferred by Seller to Purchaser under this Agreement free and clear of all Liens.

11.2.7  Purchaser shall have received from Seller:

11.2.7.1  a certificate signed by the Secretary of Seller as to the corporate authorization of this Agreement and the transactions contemplated hereby; and

11.2.7.2  a certificate of good standing for Seller from the State of New York.

11.2.8  Seller shall have received from Purchaser and Purchaser Parent:

11.2.8.1  a certificate signed by the Secretary of each of Purchaser and Purchaser Parent as to the corporate authorization of this Agreement and the transactions contemplated hereby; and

11.2.8.2  a certificate of good standing for Purchaser from the State of Delaware and of Purchaser Parent from the Commonwealth of Pennsylvania.

11.2.9  The Seller and Purchaser are completing and executing the Memorandum of Allocation.

11.2.10  Purchaser is delivering (and Purchaser Parent is causing the Purchaser to deliver) the Closing Payment and Escrow Payment as provided herein.

12.	[INTENTIONALLY OMITTED]

13.	[INTENTIONALLY OMITTED]

14.	[INTENTIONALLY OMITTED]

15.	Amendment and Waiver.

15.1  Amendment. This Agreement may be amended only by a writing executed by the authorized representatives of the party to be charged therewith.

15.2  Waiver. Any party hereto may (a) agree to extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of the party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the authorized representative of such party.

16.	Indemnification.

16.1  Purchaser and Purchaser Parent Indemnification. To the fullest extent authorized by Law: Purchaser and Purchaser Parent, jointly and severally, hereby agree to indemnify and hold Seller and Parent successors or assigns harmless, from and against any and all loss, liability (whether known or unknown, actual or contingent, legal or equitable, mature or inchoate, as guarantor or principal obligor, howsoever arising), claim, damage and expense, including reasonable attorneys’ fees and amounts reasonably expended in settlement of litigation, pending or threatened (collectively, “Losses”), arising out of or relating to: (i) the Assumed Obligations; (ii) any misrepresentation or breach of any of Purchaser’s and/or Purchaser Parent’s representations and warranties set forth in this Agreement and/or any Related Agreement; (iii) any breach or non-fulfillment of any of Purchaser’s and/or Purchaser Parent’s agreements, covenants or obligations under this Agreement and/or any Related Agreement; (iv) the conduct of the Embassy Business on and/or after the Closing Date; (v) the conduct of Purchaser’s business with respect to the Assets and/or the Embassy Business and/or (vi) any act done by Purchaser, its employees and/or its agents at the Premises.

16.2  Seller and Parent Indemnifications. To the fullest extent authorized by Law: Seller hereby agrees to indemnify and hold Purchaser and its successors and assigns harmless from and against any and all Losses arising out of or relating to (except with respect to the Assumed Liabilities): (i) any liabilities arising out of the conduct of the Embassy Business that (A) are existing prior to the Closing Date, or (B) are as a result of any events occurring at or prior to the Closing Date giving rise to liability, whether known or unknown, which are imposed on Purchaser as a result of this Agreement, not expressly assumed or agreed to by Purchaser under this Agreement and/or any Related Agreement; (ii) any misrepresentation or breach of any of Seller’s representations and warranties, covenants or agreements set forth in this Agreement and/or any Related Agreement (iii) any liabilities of Seller arising subsequent to the Closing (whether such liabilities were known, unknown or could not be known by Seller at or prior to Closing). If there should occur any dividend, distribution or other transfer of assets of the Seller, directly or indirectly, to the Parent, whether by operation of law, by merger, by liquidation or dissolution distribution or otherwise (a “Transfer”), Parent shall be jointly and severally liable to Purchaser for Seller’s indemnification obligations as set forth in this Section 16.2, to the extent of the amount or dollar value of the Transfer or Transfers, subject to the limitations set forth in Section 16.6 below.

16.3  Procedure of Indemnification.

16.3.1  No party hereto seeking indemnification hereunder is required to take any action or make any claim to any third person as a precondition of seeking indemnification from the other(s) hereunder. The party seeking indemnification (the “Claimant”) shall promptly (but in any event within fifteen (15) days of receiving notice of, or discovery of facts related to any matter or item which forms a basis for indemnification hereunder (a “Claim”) provide written notice thereof to the indemnifying party (but the failure to so notify within such time shall not relieve the indemnifying party of any liability it may have under Section 16 except to the extent it has been prejudiced by such failure). The Claimant shall afford the indemnifying party or parties, or their authorized representatives, the opportunity to (i) defend, discharge or compromise such Claim (provided, however, that the indemnifying party shall not discharge or compromise such Claim or consent to the entry of any judgment against the Claimant which does not include as an unconditional term thereof (i.e., there being no requirement that the Claimant pay any amount of money or give any other consideration), the giving by the plaintiff or complaining party of a release, in form and substance reasonably satisfactory to the Claimant, from all liability in respect of such Claim) and, (ii) examine the books and records of the Claimant insofar as they relate to such Claim and to copy or make extracts therefrom, and will (at the expense of the indemnifying party) provide full cooperation of itself and its employees and agents with respect to such Claim. At an indemnifying party’s request and expense, the Claimant will assign any claims or rights which the Claimant may have against any third party in an action against the third parties, and, at the indemnifying party’s expense, the Claimant will cooperate fully with the indemnifying party in pursuing any such claim or right.

16.3.2  Subject to the provisions of Section 16.3.1 above, the indemnifying party or parties may, within twenty (20) days after the Claimant has given notice of the Claim, give notice to the Claimant that the indemnifying party or parties intend to litigate or otherwise attempt to resolve the claim identified in the Claimant’s notice. Upon such notice from the indemnifying party or parties to the Claimant, Claimant shall have the right to participate at its expense in the defense of any such Claim. The indemnifying party or parties shall keep the Claimant apprised of all material developments in connection with any such Claim.

16.3.3  Notwithstanding anything contained in this Agreement, the indemnifying party or parties will not be obligated to pay to Claimant the monies so claimed until such monies have been actually paid to such third person in accordance with the provisions of this Agreement.

16.3.4  Notwithstanding the foregoing Section 16.3.3, if as a result of any Claim, a judgment is entered against Claimant in a court of competent jurisdiction, or a Lien attaches to any property or asset of Claimant, or any injunction, order or decree is obtained in any court of competent jurisdiction which materially and adversely affects or threatens to materially affect the assets, property, business or operations of Claimant, Claimant will be entitled to discharge, compromise or settle such Claim in good faith with the prior written consent of the indemnifying party or parties (which shall not be unreasonably withheld).

16.3.5  Subject to Section 16.3.3, all amounts incurred or paid by the Claimant for which it is entitled to indemnification by the indemnifying party or parties pursuant to the terms and conditions of this Agreement shall be promptly reimbursed to it by the indemnifying party or parties; and if not reimbursed within thirty (30) days of written request therefor, Claimant shall have the right to offset from any other amounts it owes to the indemnifying party or parties. In the event Claimant collects or retains an amount in excess of the amount of claim or Lien, including reasonable costs and expenses including attorneys’ fees, Claimant shall return such funds to the indemnifying party. Claimant shall promptly use all reasonable efforts to cause third parties who are liable to it or to the indemnifying party, to cause such third parties to reimburse the indemnifying party for payment made by it to Claimant; and Claimant shall subrogate the indemnifying party to Claimant’s rights against third parties, with respect to claims paid by the indemnifying party to Claimant.

16.4  Exclusive Remedy. The remedies provided in this Section 16 are, and shall be, exclusive, except for specific performance or injunctive relief which shall be available regardless of the provisions of this Section 16 so long as claims for specific performance or injunctive relief are made within twenty (20) months of the Closing Date.

16.5  Survival. The representations and warranties of Seller set forth in Section 3 of this Agreement and the covenants of Seller wherever set forth in this Agreement shall survive closing for twenty (20) months from the Closing Date except Sections 7.1, 7.2, 7.3, 7.7, 7.16, 7.17 and 7.22 which shall survive Closing for the applicable period of limitations. The representations and warranties of the Purchaser and/or Purchaser Parent shall survive Closing for the applicable period of limitations. Notwithstanding anything contained herein, to the extent that any claim for indemnification has been asserted but not fully determined prior to the expiration of the above-mentioned applicable survival period, such period will be extended as to such claim until it is finally determined.

16.6  Limits. (a) Anything to the contrary contained herein notwithstanding, Purchaser shall not be entitled to any recovery from Seller under this Agreement until Purchaser has incurred Losses, calculated on a cumulative basis exceeding One Hundred Thousand and 00/100 Dollars ($100,000) (the “Basket Amount”), whereupon Seller shall be liable to Purchaser for all amounts in excess thereof (and only for such excess). In addition, in no event shall Seller be liable to Purchaser in an aggregate amount in excess of Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000) (the “Cap Amount”) including such amounts as may be paid under Section 7.15 above, provided, however, that any breach of Sellers’ representations and warranties set forth in Sections 7.1, 7.2, 7.3, 7.7, 7.16, 7.17 and 7.22 of this Agreement and any amounts payable on account of any purchase price adjustments made pursuant to Section 3.3 hereof shall not be subject to the Basket Amount or Cap Amount. For purposes of determining the Basket Amount, all “materiality” qualifiers in any representation or warranty in the Agreement shall be disregarded. The Basket Amount and Cap Amount shall not be applicable to claims arising from any willful misconduct or fraud by Seller.

16.7  Losses Net of Insurance, Etc. The amount of any Losses for which indemnification is provided under this Section 16 shall be net of (i) any reserves established on the Closing Statement and finally determined in accordance with the provisions of this Agreement or, (ii) any amounts actually recovered by the Claimant pursuant to any indemnification by or indemnification agreement with any third party. If the amount to be netted hereunder from any payment required under Sections 16.1 or 16.2 is determined after payment by the indemnifying party of any amount otherwise required to be paid to a Claimant pursuant to this Section 16, the Claimant shall repay to the indemnifying party, promptly after written notice to the indemnifying party of such determination, any amount that the indemnifying party would not have had to pay pursuant to this Section 16 had such determination been made at the time of such payment, net of reasonable expenses incurred in obtaining such benefit and tax or other costs in obtaining such benefit.

17.  Notices. Any notices or other communications required or permitted hereunder or otherwise in connection herewith shall be in writing and shall be deemed to have been duly given when delivered in person or transmitted by facsimile transmission or on receipt after dispatch by express, registered or certified mail, postage prepaid, addressed as follows:

If to Seller:	Embassy Industries, Inc. c/o P&F Industries, Inc. 300 Smith Street Farmingdale, NY 11735 Attention: President
with copy to:	P&F Industries, Inc. 300 Smith Street Farmingdale, NY 11735 Attention: Joseph A. Molino, Jr., VP and COO

with copy to:	Certilman Balin Adler & Hyman, LLP 90 Merrick Avenue East Meadow, New York 11554 Attention: Steven J. Kuperschmid, Esq. Telecopy Number: (516) 296-7111
If to Purchaser:	Embassy Manufacturing, Inc. 260 North Elm Street Westfield, Massachusetts 01085 Attention: John W. Kaddaras, Vice President Telecopy Number: 413.568.7428
with copy to:	Mestek, Inc. 260 North Elm Street Westfield, Massachusetts 01085 Attention: J. Nicholas Filler, Esq. Senior Vice President - Corporate and Legal Affairs Telecopy Number: 413.568.7428

or such other address as the person to whom notice is to be given has furnished in writing to the other parties in accordance with this Section 17.

18.  Further Assurance -- After Closing.

18.1  Assurance of Seller. At any time and from time to time after the Closing Date, at Purchaser’s request and without further consideration, Seller shall cooperate in good faith and promptly execute and deliver all such further instruments or documents and perform such other and further acts as Purchaser may reasonably request is in order to fully conclude the transactions contemplated hereby.

18.2  Delivery of Notices. After the Closing Date, each party shall promptly deliver to the other party any notices, correspondence and other documents relating to the Assets being conveyed hereunder and the Embassy Business, which are, from time to time, received by that party.

19.  [INTENTIONALLY OMITTED]

20.  Entire Agreement -- Binding Effect. This Agreement (together with the Exhibits and Schedules hereto the Related Agreements and the other agreements executed at the Closing pursuant to this Agreement) sets forth the entire integrated understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements whether written or verbal. This Agreement may not be modified, amended or terminated except in a writing signed by all of the parties hereto.

21.  Assignment. This Agreement and all provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

22.  Miscellaneous.

22.1  Expenses. Except as otherwise agreed herein, each party hereto shall bear its own expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby.

22.2  Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original instrument, but all such counterparts together shall constitute one and the same instrument.

22.3  Choice of Law; Jurisdiction. This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the State of New York, excluding choice of law principles thereof. Each of Seller Parent, Purchaser and Purchaser Parent hereby irrevocably and unconditionally: (i) consents and submits for itself and its property in any action relating to this Agreement and the Related Agreements, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of federal courts of the United States District Court for the Eastern or Southern Districts of New York and the State courts located within the Counties of Suffolk or New York in the State of New York; (ii) consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; (iii) agrees that service or process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to Seller or Purchaser, as the case may be, at its address set forth in Section 17 of this Agreement or at such other address of which the sender shall have been previously notified in writing and in accordance with Section 17; and (iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law.

22.4  No Third Party Rights. This Agreement, the Related Agreements and the other agreements entered into at the Closing pursuant hereto are solely for the benefit of the parties hereto. No third person shall acquire any rights or claims by reason of or under this Agreement, the Related Agreements or the other agreements entered into at the Closing pursuant hereto.

22.5  Severability. Should any terms, provision or clause hereof, or of any other agreement or document which is required by this Agreement, be held to be invalid, such invalidity shall not affect or render invalid any other provisions or clauses hereof or thereof so long as the consideration or mutuality of which can be given effect without such invalid provision, and all of which shall remain in full force and effect. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable under applicable law.

22.6  Headings. The headings to the sections of this Agreement are inserted for convenience and reference only and are not intended to define or limit the substance of any section.

22.7  Singular and Plural. Singular terms in this Agreement may be deemed to include plural, and plural terms to include the singular.

22.8  Brokerage Fees. Except with respect to certain fees of Stonebridge Associates, which fees are to be paid by Seller, neither Seller, Parent, Purchaser nor Purchaser Parent, nor any of their officers, directors or employees, has incurred any liability for any brokerage fees, commissions, finders’ fees or similar fees or expenses for which any such party may be liable, AND EACH PARTY SHALL INDEMNIFY THE OTHER FOR any obligations therefor or related thereto.

22.9  Exhibits and Schedules. The exhibits and schedules referenced in this Agreement and attached hereto shall be deemed to be a part of this Agreement and are incorporated herein by this reference.

22.10  Obligations Joint and Several. The representations, warranties, agreements, covenants and obligations of Purchaser and Purchaser Parent set forth in this Agreement and the Related Agreements are joint and several, whether or not stated herein, therein or elsewhere, and are the obligations of the other, whether or not stated herein, therein or elsewhere, it being acknowledged and agreed by the parties that Seller and Parent would not have executed and delivered this Agreement or any Related Agreement but for the above provisions of this Section 22.10 and Purchaser Parent has been benefited by the execution and delivery of this Agreement by the Seller and Parent.

22.11  Sales, Transfer and Documentary Taxes. Seller and Purchaser shall, equally split all federal, state and local sales, documentary and other transfer taxes, if any, due as a result of the purchase, sale and transfer of the Assets in accordance herewith, whether imposed by law on Seller or Purchaser, and each of Seller and Purchaser shall indemnify, reimburse and hold harmless the other party in respect of the liability for payment of or failure to pay any such taxes. Seller and Purchaser shall cooperate in making in a timely manner all filings, returns, reports and forms as may be required to comply with the foregoing.

22.12  Disclaimer Damages. THE PURCHASER AND PURCHASER PARENT ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE STATED IN SECTION 7 HEREOF, THE SELLER MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER RELATING TO THE ASSETS, THE EMBASSY BUSINESS, THE PRODUCTS OR ANY OTHER MATTER, INCLUDING, WITHOUT LIMITATION, AS TO MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. EXCEPT AS PROVIDED IN SECTOIN 7 HEREOF, THE ASSETS ARE BEING SOLD AS IS, WHERE IS, WITH ALL FAULTS. THE PURCHASER AND PURCHASER PARENT EXPRESSLY REPRESENTS AND WARRANTS THAT NEITHER HAS RELIED ON ANY FINANCIAL DATA, PROJECTIONS OR REPRESENTATIONS WHICH IT HAS OBTAINED FROM THE SELLER, OR ANY OTHER PARTY, AND THAT THE PURCHASER AND PURCHASER PARENT HAVE CONDUCTED ITS OWN DUE DILIGENCE INVESTIGATION OF THE SELLER AND FORMED ITS INDEPENDENT JUDGMENT AS TO THE FUTURE PROSPECTS OF THE ASSETS, THE EMBASSY BUSINESS AND THE PRODUCTS.

22.13  Equitable Relief. The parties acknowledge and agree that, in the event any party shall violate or threaten to violate any of the restrictions of Section 10.3, the aggrieved party will be without an adequate remedy at law and will, therefore, be entitled to enforce such restrictions by preliminary, temporary or permanent injunctive or mandatory relief in any court of competent jurisdiction without the necessity of proving damages, without the necessity of posting any bond or other security, and without prejudice to any other remedies which it may have at law or in equity.

22.14  Construction. As used in this Agreement, the word “including” and its variants shall mean “including without limitation,” the masculine gender shall include the feminine and the neuter, and the singular number shall include the plural, and vice versa. “Knowledge” of Seller means the actual knowledge of any officer of Seller, and the Chief Operating Officer and Chief Financial Officer of Parent, without investigation or inquiry unless expressly provided otherwise herein.

22.15  Facsimile Signatures. Signatures hereon which are transmitted via facsimile shall be deemed original signatures.

22.16  Representations by Counsel; Interpretation. The parties acknowledge that they have been represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule or law or any legal decision that would require the interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived by the parties. The provisions of this Agreement shall be interpreted in a reasonable manner to give effect to the intent of the parties hereto.

22.17  Waiver of Jury Trial. THE PARTIES HERETO ACKNOWLEDGE THAT THE RIGHT TO A TRIAL BY JURY IS A CONSTITUTIONAL RIGHT, BUT THAT THE RIGHT MAY BE WAIVED. THE PARTIES HERETO EACH KNOWINGLY, VOLUNTARILY, IRREVOCABLY AND WITHOUT COERCION, WAIVE ALL RIGHTS TO TRIAL BY JURY OF ALL DISPUTES BETWEEN THEM. NONE OF THE PARTIES HERETO SHALL BE DEEMED TO HAVE GIVEN UP THIS WAIVER OF JURY TRIAL UNLESS THE PARTY CLAIMING THAT THIS WAIVER HAS BEEN RELINQUISHED HAS A WRITTEN INSTRUMENT SIGNED BY THE OTHER PARTIES STATING THAT THIS WAIVER HAS BEEN GIVEN UP. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO TRIAL BY THE COURT.

[Intentional Page Break - Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal, with the intent that this be a sealed instrument, on the date first above written.

SELLER: ATTEST: Jennifer Beach /s/ Jennifer Beach Witness	Embassy Industries, Inc. By: /s/ Joseph A. Molino, Jr. Its: Vice President
PARENT: ATTEST: Jennifer Beach /s/ Jennifer Beach Witness	P & F Industries, Inc. By: /s/ Joseph A. Molino, Jr. Its: Vice President
PURCHASER: ATTEST: /s/ John W. Kaddaras Witness	Embassy Manufacturing, Inc. By: /s/ Stephen Shea Its: Senior Vice President Finance
PURCHASER PARENT: ATTEST: /s/ John W. Kaddaras Witness	Mestek, Inc. By: /s/ J. Nicholas Filler Its: Senior Vice President

List of Schedules and Exhibits

Schedule 1.1.1	Machinery & Equipment
Schedule 1.1.3	Material Agreements
Schedule 1.1.4(a)	Registered Intellectual Property
Schedule 1.1.4(b)	Unregistered Tradenames
Schedule 1.1.7	Permits and Approvals
Schedule 1.3	Off-Site Assets
Exhibit 3.3.1	Reference Statement
Schedule 5.1(b)	Assumed Liabilities
Schedule 7.4	Financial Statements
Schedule 7.5	Material Adverse Changes
Schedule 7.7	Liens
Schedule 7.10	Litigation
Schedule 7.14	Related Party Agreements
Schedule 7.20(a)	ERISA Benefit Plans
Schedule 7.20(b)	Non-ERISA Commitments
Schedule 7.22	Environmental Matters
Schedule 7.24	Insurance
Schedule 7.26	Warranty Terms
Schedule 10.1	Files and Records
Schedule 10.5.1	Offered Non-Union Employees List
Schedule 10.5.2	Offered Union Employees List
Schedule 10.5.4(c)	Offered Non-Union Employees Severance/Retention

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